                                                                    EXHIBIT 99.1

                        (SYNOVIS LIFE TECHNOLOGIES LOGO)


FROM:                                       FOR:
Padilla Speer Beardsley Inc.                Synovis Life Technologies, Inc.
1101 West River Parkway                     2575 University Ave.
Minneapolis, Minnesota 55415                St. Paul, Minnesota 55114

CONTACTS:                                   CONTACTS:
Nancy A. Johnson/Marian Briggs              Richard Kramp, President and CEO
(612) 455-1745 / (612) 455-1742             Brett Reynolds, CFO
                                            (651) 796-7300

FOR IMMEDIATE RELEASE

SYNOVIS LIFE TECHNOLOGIES REPORTS
PROFITABLE FIRST FISCAL QUARTER

SURGICAL BUSINESS POSTS 37 PERCENT REVENUE GROWTH AND RECORD REVENUE

     ST. PAUL, Minn., February 28, 2007 - Synovis Life Technologies, Inc. (Nasdaq: SYNO), today reported financial results for the first fiscal quarter ended January 31, 2007.

     First-quarter consolidated net revenue rose to $14.2 million, a 7 percent increase over $13.3 million in the year-ago period. Surgical business revenue reached a record $8.4 million in the first quarter, the third consecutive record-revenue quarter in this segment, and 37 percent greater than the year-ago period. Interventional business revenue was $5.8 million in the quarter, versus $7.1 million a year earlier, with the decrease attributable to lower sales in the cardiac rhythm management (CRM) market. The company reported net earnings of $264,000, or $0.02 per diluted share, in the first quarter, an improvement over a net loss of $572,000, or $0.05 per share, in the year-earlier period.

     "The surgical business produced another strong quarter, and we are pleased to report a consolidated profit for the period," said Richard Kramp, Synovis Life Technologies

                                     (more)

Synovis Life Technologies, Inc.
February 28, 2007
Page 2


president and chief executive officer. "The transition to a direct sales force was completed in January, as planned, with the final transitional commission payments made to our former distributors. We are excited about our ongoing growth potential in the bariatric market as well as new product applications in this business segment. The fiscal first quarter is traditionally the slowest revenue quarter for the interventional business, but we remain confident that we will participate in the expected recovery of the CRM market when it occurs."

     The consolidated gross margin in the quarter was 45 percent, a 9-percentage point improvement over the first quarter of fiscal 2006. The higher margin is due to proportionately more surgical business revenue and an increase in the surgical business gross margin, partially offset by a decrease in the interventional business gross margin.

     Consolidated operating expenses totaled $6.6 million in the quarter, up $626,000 from the year-ago period, with most of the increase coming from additional investment in the direct U.S. sales force in the surgical business as well as higher legal expenses. First-quarter operating expenses also include approximately $150,000 in stock option expense, compared to approximately $60,000 in the year-ago quarter.

     With $48.0 million in cash, cash equivalents and short-term investments at January 31, 2007, the company is actively looking for acquisitions to leverage the surgical business sales force. Cash provided by operating activities was $1.1 million in the fiscal first quarter, versus $491,000 in cash used by operations in the year-ago period.

SURGICAL BUSINESS

     The surgical business, completing its third quarter with a fully staffed direct U.S. sales force, achieved record net revenue of $8.4 million in the first quarter - a 5 percent sequential gain over the fiscal 2006 fourth quarter and a 37 percent increase over net revenue of $6.1 million in the year-ago period. Operating income was $860,000, a sequential improvement over operating income of $570,000 in the fiscal 2006 fourth quarter, and a marked improvement from an operating loss of $306,000 in the year-earlier quarter.

     The first-quarter gross margin was 63 percent, up from 55 percent in the first quarter of fiscal 2006. The gross margin rose as a result of higher average selling prices related to hospital pricing, as well as product and geographic sales mix.


                                     (more)

Synovis Life Technologies, Inc.
February 28, 2007
Page 3


     Revenue from Peri-Strips(R) (PSD), the primary surgical business product offering in the bariatric market, rose to $3.4 million in the first quarter, up 13 percent sequentially over $3.0 million in the fiscal 2006 fourth quarter, and up 66 percent over $2.0 million a year ago. Peri-Strips, including PSD Apex, PSD Veritas(R) and PSD Veritas Circular, represent a comprehensive line of buttressing products for the bariatric market.

     First-quarter sales of Synovis' Tissue-Guard products increased to $2.7 million, a 12 percent increase over the prior-year quarter. Sales of the company's microsurgery products increased 21 percent in the first quarter, reaching $1.1 million, compared to $882,000 in the previous year's quarter. Sales of the Microvascular Anastomotic Coupler, a device for connecting small blood vessels without sutures, were up 30 percent over the same quarter last year.

     "Our surgical sales force is being increasingly leveraged as they focus on continued penetration of the bariatric market and, just recently, expansion into the complex ventral hernia market," noted Kramp. "First-quarter revenue growth compared to a year ago came from unit sales growth, a product mix shift toward sales of our higher-priced Veritas products and hospital-level pricing. The strong revenue growth and substantial operating profits of the past two quarters reflect the early success of our strategy to convert to a direct sales force, and the significant efforts of our employees in executing this strategy."

     The company recently launched a Veritas(R) Collagen Matrix product for complex ventral hernia repair, a potential $100 million market opportunity. In the first fiscal quarter of 2007, Veritas received clearance from the Food and Drug Administration for a minimal tissue attachment indication. Kramp added, "We are optimistic about the competitive strength of our Veritas patch in the hernia market for a number of reasons, including its ability to remodel into the tissue it is repairing, as well as its performance in minimizing tissue attachment. Tissue attachment is a painful and sometimes medically dangerous complication of hernia surgery, and Veritas is the only biological patch product to our knowledge which has earned this FDA indication."

     Synovis' PSD Veritas Circular stapler buttress, protected by a patent issued October 31, 2006, is used to reinforce surgical staple lines at the junction of the intestine to the newly created stomach pouch in bariatric surgery and to reduce leakage risk at this challenging connection. For marketing purposes, the company is collecting clinical data generated by

                                     (more)

Synovis Life Technologies, Inc.
February 28, 2007
Page 4


several leading colorectal surgeons on a larger circular buttress used in colorectal surgery. A full market launch of Peri-Strips products, both linear and circular, into the colorectal market is anticipated before the end of the fiscal year. Buttressing in colorectal surgery represents an estimated annual market opportunity between $100 million and $200 million.

INTERVENTIONAL BUSINESS

     Interventional business revenue declined to $5.8 million in the first quarter from $7.1 million in the year-ago period. The revenue decrease was due to reduced sales of two platinum coil products to one CRM customer, partially offset by increased sales of other coils to this customer and other CRM customers.

     The interventional segment gross margin was 18 percent in the first quarter of fiscal 2007, down from 20 percent in the same period of fiscal 2006. The gross margin decrease was primarily due to product mix changes. The $1.3 million revenue decrease resulted in an operating loss increase of only $63,000 to $415,000 in the fiscal 2007 first quarter. "The effect of the revenue decrease on operating performance was largely contained by the cost reductions and efficiency improvements put in place throughout 2006," said Kramp. "This is significant as we look toward the latter quarters of 2007 and the expected recovery of the CRM market. Furthermore, our development staff is engaged in several promising projects to expand our market and customer base."

     The contraction of the CRM market that occurred in 2006 appears to have stabilized during the company's first fiscal quarter of 2007, but there are still no clear signs of a return to sustained growth in this market. Recent quarterly reports published by the largest domestic CRM companies indicate that the overall CRM market appeared to be flat on a sequential and year-over-year basis, with some market share changes among the big three CRM companies. The general consensus of these company reports is that mid-single digit percentage growth is expected in latter 2007, which Synovis believes should have a positive effect on its interventional business operating results when the recovery occurs.

                                     (more)

Synovis Life Technologies, Inc.
February 28, 2007
Page 5


CONFERENCE CALL AND WEBCAST

     Synovis Life Technologies will host a live Webcast of its fiscal first-quarter conference call today, February 28, at 10:00 a.m. CT to discuss the company's results. To access the live Webcast, go to the investor information section of the company's Web site, www.synovislife.com, and click on the Webcast icon. A Webcast replay will be available beginning at noon CT, Wednesday, February 28.

     If you prefer to listen to an audio replay of the conference call, dial
(800) 405-2236 and enter access number 11084020. The audio replay will be available beginning at 1:00 p.m. CT on Wednesday, February 28, through 6:00 p.m. CT on Friday, March 2.

ABOUT SYNOVIS LIFE TECHNOLOGIES

     Synovis Life Technologies, Inc., based in St. Paul, Minn., is a diversified medical device company engaged in developing, manufacturing and bringing to market medical devices for the surgical and interventional treatment of disease. For additional information on Synovis Life Technologies and its businesses, visit the company's Web site at www.synovislife.com.

     Forward-looking statements contained in this press release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The statements can be identified by words such as "should", "could", "may", "will", "expect", "believe", "anticipate", "estimate", "continue", or other similar expressions. Certain important factors that could cause results to differ materially from those anticipated by the forward-looking statements made herein include the timing of product introductions, outcomes of clinical and market trials as well as regulatory submissions, the number of certain surgical procedures performed, the ability to identify, acquire and successfully integrate suitable acquisition candidates, the cost and outcome of intellectual property litigation, and the level and timing of orders from contract manufacturing customers, as well as the other factors found in the company's Annual Report on Form 10-K for the year ended October 31, 2006.


                                     (more)

Synovis Life Technologies, Inc.
February 28, 2007
Page 6


SYNOVIS LIFE TECHNOLOGIES, INC.

Condensed Consolidated Results of Operations (unaudited)
(In thousands, except per share data)

                                                        Three Months Ended
                                                            January 31

                                                      2007              2006
                                                      ----              ----
Net revenue                                         $ 14,187          $ 13,279
Cost of revenue                                        7,803             8,493
Gross margin                                           6,384             4,786
Gross margin percentage                                   45%               36%
Selling, general and
    administrative                                     5,830             5,197
Research and development                                 813               820
Operating loss                                          (259)           (1,231)
Interest, net                                            493               278
Income (loss) before benefit from
    income taxes                                         234              (953)

Benefit from income taxes                                (30)             (381)

Net income (loss)                                   $    264
                                                                      $   (572)

Basic earnings (loss) per share                     $   0.02          $  (0.05)
Diluted earnings (loss) per share                   $   0.02          $  (0.05)

Weighted average basic
    shares outstanding                                12,127            11,934
Weighted average diluted
    shares outstanding                                12,225            11,934


                                     (more)

Synovis Life Technologies, Inc.
February 28, 2007
Page 7

SYNOVIS LIFE TECHNOLOGIES, INC.

Business Segment Information (unaudited)
(In thousands)

                                                       Three Months Ended
                                                           January 31

                                                     2007               2006
                                                     ----               ----
Net revenue
    Surgical business                              $  8,431           $  6,161
    Interventional business                           5,756              7,118
                                                   --------           --------
    Consolidated                                   $ 14,187           $ 13,279

Gross margin
    Surgical business                              $  5,343           $  3,358
    Interventional business                           1,041              1,428
                                                   --------           --------
    Consolidated                                   $  6,384           $  4,786

Gross margin percentage
    Surgical business                                    63%                55%
    Interventional business                              18%                20%
    Consolidated                                         45%                36%

Operating income (loss)
    Surgical business                              $    860           $   (306)
    Interventional business                            (415)              (352)
    Corporate and other                                (704)              (573)
                                                   --------           --------
    Consolidated                                   $   (259)          $ (1,231)


                                     (more)

Synovis Life Technologies, Inc.
February 28, 2007
Page 8


SYNOVIS LIFE TECHNOLOGIES, INC.

Condensed Consolidated Balance Sheets (unaudited)
As of January 31, 2007 and October 31, 2006
(In thousands, except share and per share data)

                                                                    January 31,    October 31,
                                                                       2007           2006
                                                                    ----------     ----------
ASSETS
Current assets:
Cash and cash equivalents                                           $    8,445     $    7,053
Short-term investments                                                  39,506         39,926
Accounts receivable, net                                                 6,791          6,740
Inventories                                                             10,229          8,590
Deferred income tax asset, net                                           1,017          1,017
Other current assets                                                     1,377          1,742
                                                                    ----------     ----------
     Total current assets                                               67,365         65,068

Property, plant and equipment, net                                      11,847         12,228
Goodwill and other intangible assets, net                                7,328          7,393
Deferred income tax asset, net                                             891            861
                                                                    ----------     ----------
     Total assets                                                   $   87,431     $   85,550
                                                                    ==========     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses                                    6,783          5,625
                                                                    ----------     ----------
     Total current liabilities                                           6,783          5,625

Shareholders' equity:
Preferred stock: authorized 5,000,000 shares of $.01 par
     value; none issued or outstanding at both dates                        --             --
Common stock: authorized 20,000,000 shares of $.01 par value;
     issued and outstanding, 12,159,473 at January 31, 2007 and
     12,101,253 at October 31, 2006                                        122            121
Additional paid-in capital                                              75,590         75,132
Retained earnings                                                        4,936          4,672
                                                                    ----------     ----------
     Total shareholders' equity                                         80,648         79,925
                                                                    ----------     ----------
     Total liabilities and shareholders' equity                     $   87,431     $   85,550
                                                                    ==========     ==========


                                      # # #